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December 6, 2024

Via EDGAR

Ms. Jenifer Gallagher

Mr. John Cannarella

Mr. John Coleman

Mr. Karl Hiller

Mr. Michael Purcell

Mr. Timothy Levenberg

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Aurous Resources Amendment No. 2 to Registration Statement on Form F-4 Filed November 8, 2024 File No. 333-280972

Dear Ms. Gallagher, Mr. Cannarella, Mr. Coleman, Mr. Hiller, Mr. Purcell and Mr. Levenberg:

On behalf of our client, Aurous Resources (the “Company” or “Aurous Resources”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are responding to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 26, 2024, on Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-280972) (the “Registration Statement”) filed with the Commission on November 8, 2024 relating to the proposed business combination, by and among, inter alios, the Company, Blyvoor Gold Resources Proprietary Limited (“Aurous Gold”) and Blyvoor Gold Operations Proprietary Limited (“Gauta Tailings” and, together with Aurous Gold, “Blyvoor”) and Rigel Resource Acquisition Corp (“Rigel,” and together with Aurous Resources and Blyvoor, the “Registrants”).

The Registrants respectfully acknowledge the Staff’s comments. For the Staff’s convenience, the Staff’s comments are repeated below in bold and are followed by the Registrants’ responses. Concurrently with the submission of this letter, the Registrants are filing with the Commission an amendment to the Registration Statement (“Amendment No. 3”) for review. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 3.

December 6, 2024

The Registrants’ responses to the Staff’s comments are as follows:

Amendment No. 2 to Registration Statement on Form F-4 Questions and Answers About the Business Combination and the General Meeting of the Shareholders.

1.	We note your disclosure detailing trading of Rigel’s Class A Ordinary Shares, Units and Public Warrants were suspended beginning on November 5, 2024, and that Rigel has submitted an application to list the Ordinary Shares, Units and Public Warrants on the OTC Markets (OTCQX). Please update your disclosure here and throughout the filing as necessary to detail the status of the process.

Response: In response to the Staff’s comment the Registrants have revised the disclosure on pages 28 and 360.

Compensation Received by the Sponsor

2.	We note your revised disclosure in response to prior comment 5. Please revise here to disclose the original per-share purchase price. Make similar revisions to your discussions of the Rigel Independent Directors and Nathanael Abebe in this section.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 66, 67, 348, 383 and 410.

Risk Factors

As of November 5, 2024, Rigel Class A Ordinary Shares, Rigel Public Units and Rigel Public Warrants have been delisted from the NYSE

3.	Please expand your discussion of the consequences of trading on the OTC rather than an exchange, including that your stock may be determined to be a penny stock and the consequences of that designation. Also disclose that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response: In response to the Staff’s comments, the Registrants have revised the disclosure on page 141.

December 6, 2024

Background of the Business Combination

4.	We note your disclosure at page 383. Please revise this section to provide an expanded and appropriately detailed discussion of the negotiations related to the Omnibus Amendment, including the business reasons for seeking the amendment, the initial terms, and how such terms evolved prior to the final signed version. Provide similar disclosure related to the Joinder Agreement.

Response: In response to the Staff’s comments, the Registrants have revised the disclosure on pages 391-392 to expand the detail of the negotiations related to the Omnibus Amendment and the Joinder Agreement.

Opinion of Kroll, LLC

5.	We note that on March 11, 2024, Duff & Phelps delivered initial due diligence files to the Rigel Board team for review, which files included, among other things, initial financial projections for Blyvoor Resources and Gauta Tailings for the fiscal year ending February 28, 2024. Please clarify whether these initial projections differed from the unaudited prospective financial information of Blyvoor and Gauta Tailings for the year ended February 28, 2024 which the target company’s management prepared and provided to Duff & Phelps.

Response: The Registrants respectfully note for the Staff that Duff & Phelps did not deliver due diligence files to the Rigel Board for review. The Registrants supplementally confirm for the Staff that the S-K 1300 Technical Report Summary on the Blyvoor Gold Mine, South Africa, dated February 28, 2023, prepared by Minxcon (Pty) Ltd for Blyvoor Capital, and the S-K 1300 Technical Report Summary on the Gauta Tailings Project, South Africa, dated February 28, 2023, prepared by Minxcon (Pty) Ltd, for Gauta Tailings contained the financial projections for Bylvoor Capital for the fiscal years ended February 28, 2024 through February 28, 2058 provided to Duff & Phelps and the financial projections for Gauta Tailings for the fiscal years ended February 28, 2024 through February 28, 2041 provided to Duff & Phelps, which financial projections for Blyvoor Capital and Gauta Tailings contained in such S-K 1300 Technical Report Summaries were approved by Rigel for Duff & Phelps’ use and reliance, and used and relied upon by Duff & Phelps, for purposes of its analyses and opinion.

Please direct any questions relating to the foregoing to the undersigned at +44 20.7615.3120. We appreciate your consideration of this matter.

December 6, 2024

Sincerely,

/s/ David Dixter
David Dixter
of Milbank LLP

cc:	Jonathan Lamb

Chief Executive Officer
Rigel Resource Acquisition Corp.
7 Bryant Park
1045 Avenue of the Americas, Floor 25
New York, NY 10018

Alan Smith
Director
Aurous Resources
Inanda Greens Business Park, Block A Wierda Gables
54 Wierda Rd West, Wierda Valley
Sandton, 2196
South Africa

Richard Floyd
Chief Executive Officer
Blyvoor Gold Resources (Proprietary) Ltd and Blyvoor Gold Operations (Proprietary) Ltd
Inanda Greens Business Park, Block A Wierda Gables
54 Wierda Rd West, Wierda Valley
Sandton, 2196
South Africa

Iliana Ongun
Milbank LLP
100 Liverpool Street
London, UK EC2M 2AT

Joshua G. DuClos
George J. Vlahakos
Zach Shub-Essig
John W. Stribling
Sidley Austin LLP
787 7th Avenue
New York, NY 10019